Exhibit (a)(2)(H)

February 4, 2020

Dear Stockholder:

On December 13, 2019, the Board of Directors (the Board) of Lightstone Value Plus Real Estate Investment Trust V, Inc. (the Company) authorized a self-tender offer (the Self-Tender Offer) to purchase up to 2,000,000 shares of common stock of the Company at $7.75 per share. The Self-Tender Offer was scheduled to expire at midnight Eastern Time on Friday, January 31, 2020. The expiration date of the Self-Tender Offer has been extended to February 28, 2020, unless further extended.

The Board authorized the Self-Tender Offer to deter Everest REIT Investors I, LLC (which was conducting a tender offer at the time with an offer price of $6.00) and other potential bidders that may try to exploit the illiquidity of shares of the Company’s common stock and acquire them from stockholders at prices substantially below their fair value and to make more liquidity available to stockholders above that permitted under the share redemption program (SRP). While the Board of Directors approved the Self-Tender Offer, it makes no recommendation to you as to whether you should tender or refrain from tendering your Shares.

As required by Securities and Exchange Commission (SEC) rules, the SRP was suspended indefinitely in connection with the Self-Tender Offer. While the SRP is suspended, the Company will not accept any requests for redemption and any new requests and all pending requests will not be honored or retained, but will be returned to the requestor.

In connection with this letter, you should carefully read the Offer to Purchase and Letter of Transmittal for the Self-Tender Offer, which were mailed to you in mid-December and have been filed as exhibits to a Schedule TO filed with the SEC, before making your decision regarding the Self-Tender Offer.

Please join us for a call and webinar regarding recent events affecting the Company. The webinar will be held on Thursday, February 13, 2020 at 2:00 p.m. ET. Please register in advance for this webinar at:

lightstonecapitalmarkets.com/fund-reviews

After registering, you will receive a confirmation email containing information about joining the webinar. You may also join us by telephone only:

Participant toll free dial-in numbers: 888-788-0099 or 877-853-5247
Meeting ID: 568 309 105
Date: Thursday, February 13, 2020
Time: 2:00 p.m. ET

If you have any questions, please contact your financial advisor or Lightstone Shareholder Services at (888) 808-7348. We appreciate your trust in the Company and its Board of Directors and thank you for your continued support.

Sincerely,

David Lichtenstein Chairman of the Board
Lightstone Value Plus Real Estate Investment Trust V, Inc.